Consolidated financial statements of

Strathmore Minerals Corp.

June 30, 2008

(Unaudited - prepared by management)

Unaudited Interim Financial Statements

Notice

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended June 30, 2008.

Strathmore Minerals Corp.

June 30, 2008

Table of contents

Consolidated statements of operations and deficit

1

Consolidated balance sheets

2

Consolidated statement of comprehensive loss

3

Consolidated statement of accumulated other comprehensive loss

3

Consolidated statements of cash flows

4

Notes to the financial statements

5-21

Strathmore Minerals Corp.

Consolidated statements of operations and deficit

Three and six month periods ended June 30

(Unaudited - prepared by management)

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
	$	$	$	$

General and administrative expenses
Stock-based compensation (Note 5(b))	453,948	247,021	855,020	494,042
Consulting fees	387,175	334,130	715,438	738,100
Professional fees	192,215	230,950	404,599	358,555
Wages and benefits	186,905	109,697	348,210	311,245
Amortization	91,229	49,950	182,146	80,900
Office and miscellaneous	71,511	121,893	167,951	171,032
Travel	47,056	36,517	116,839	38,996
Rent	45,253	25,620	71,425	64,086
Insurance	33,402	45,062	56,069	102,414
Business development	27,742	91,351	100,600	123,927
Advertising and promotion	23,310	50,073	55,059	251,251
Shareholder communication	20,091	69,485	38,822	76,283
Investment fees	17,058	25,886	24,242	52,019
Trade shows and conferences	15,676	133,561	55,033	242,684
Telephone	14,686	28,458	31,062	41,783
Transfer agent	10,114	7,223	14,171	9,567
Repairs and maintenance	3,770	-	7,647	6,121
Investors relations	3,493	4,609	4,565	6,559
Vehicle expense	2,172	21,122	3,302	27,909
Regulatory fees	1,880	14,268	23,980	44,068
	1,648,686	1,646,876	3,276,180	3,241,541

Loss before other items	(1,648,686)	(1,646,876)	(3,276,180)	(3,241,541)

Other items
Interest and miscellaneous income	124,235	607,127	272,921	1,163,971
Foreign currency loss	(17,967)	(4,892)	(3,300)	(9,842)
Joint venture administration income	41,340	-	78,785	-
Gain on property option agreements	7,370	-	134,386	-
Realized loss on short-term investments	(9,807)	-	(8,700)	-
Unrealized (loss) gain on short-term investments	(107,921)	(280,701)	90,402	(268,567)
Impairment of available-for-sale securities (Note 3)	(8,236,950)	-	(8,236,950)	-
	(8,199,700)	321,534	(7,672,456)	885,562

Loss before income taxes	(9,848,386)	(1,325,342)	(10,948,636)	(2,355,979)
Future income tax recovery	-	-	-	1,737,356

Net loss for the period	(9,848,386)	(1,325,342)	(10,948,636)	(618,623)
Deficit, beginning of period	(14,233,239)	(17,180,028)	(13,132,989)	(17,886,747)
Deficit, end of period	(24,081,625)	(18,505,370)	(24,081,625)	(18,505,370)

Basic and diluted loss per common share	(0.14)	(0.02)	(0.15)	(0.01)

Weighted average number of common shares outstanding	72,458,911	72,206,020	72,458,548	71,822,049

Strathmore Minerals Corp.

Consolidated balance sheets

(Unaudited – prepared by management)

	June 30, 2008	December 31, 2007
	$	$
Assets
Current assets
Cash and cash equivalents	2,098,089	2,900,096
Short term investments	10,982,420	12,788,046
Amounts receivable	250,183	1,468,621
Prepaid expenses	216,651	59,687
	13,547,343	17,216,450

Investments (Note 3)	4,569,030	6,047,770
Property and equipment	2,135,731	2,033,175
Mineral property interests (Note 4)	19,709,810	16,923,140
	39,961,914	42,220,535

Liabilites
Current liabilities
Accounts payable and accrued liabilities	1,618,424	1,973,456

Non-controlling interest (Note 4)	3,696,240	2,265,823

Shareholders' equity
Capital stock (Note 5)	53,473,593	53,471,619
Contributed surplus (Note 5)	5,255,282	4,400,836

Deficit	(24,081,625)	(13,132,989)
Accumulated comprehensive loss	-	(6,758,210)
	(24,081,625)	(19,891,199)

	34,647,250	37,981,256
	39,961,914	42,220,535

Nature and continuance of operations (Note 1)

Contingencies (Note 9)

Strathmore Minerals Corp.

Consolidated statement of comprehensive loss

Three and six month period ended June 30

(Unaudited - prepared by management)

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
	$	$	$	$

Net loss for the period	(9,848,386)	(1,325,342)	(10,948,636)	(618,623)
Other comprehensive loss
Loss on available-for-sale securities, net of future income tax recovery	(220,700)	-	(1,478,740)	-
Reclassification adjustment for other than temporary decline in value (Note 3)	8,236,950	-	(1,478,740)	-
Comprehensive loss	(1,832,136)	(1,325,342)	(4,190,342)	(618,623)

Consolidated statement of accumulated other comprehensive loss

(Unaudited - prepared by management)

	June 30, 2008	December 31, 2007
	$	$

Accumulated other comprehensive loss, beginning of period	(6,758,210)	-
Other comprehensive loss:
Loss on available-for-sale securities, net of future income tax recovery	(1,478,740)	(6,758,210)
Reclassification adjustment for other than Temporary decline in value (Note 3)	8,236,950	-
Accumulated comprehensive loss, end of period	-	(6,758,210)

Strathmore Minerals Corp.

Consolidated statement of cash flows

Three and six month period ended June 30

(Unaudited - prepared by management)

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
	$	$	$	$

Operating activities
Net loss for the period	(9,848,386)	(1,325,342)	(10,948,636)	(618,623)
Items not affecting cash
Amortization	91,229	49,950	182,146	80,900
Unrealized gain on short-term investments	107,921	280,701	(90,402)	268,567
Stock-based compensation	453,948	247,021	855,020	494,042
Future income tax recovery	-	-	-	(1,737,356)
Impairment of available-for-sale securities	8,236,950	-	8,236,950	-
Changes in non-cash working capital items
Increase in receivables	(160,467)	(91,017)	866,736	(314,785)
(Increase) decrease in prepaid expenses	(99,267)	(1,346)	(156,964)	12,974
(Decrease) increase in accounts payable and accrued liabilities	22,427	364,374	354,548	713,176
	(1,195,645)	(475,659)	(700,602)	(1,101,105)

Investing activities
Deferred reorganization costs	-	(193,753)	-	(257,073)
Short-term investments	82,145	2,245,503	1,896,028	2,093,968
Property and equipment purchased	(86,828)	(1,020,235)	(284,702)	(1,192,305)
Mineral property interests	(204,315)	(3,844,300)	(2,539,055)	(6,584,056)
Recoveries on mineral property interests	473,106	-	824,924	-
	264,108	(2,812,785)	(102,805)	(5,939,466)

Financing activity
Capital stock issued	-	501,571	1,400	3,659,652

Decrease in cash and cash equivalents	(931,537)	(2,786,873)	(802,007)	(3,380,919)

Cash and equivalents, beginning of period	3,029,626	4,705,862	2,900,096	5,299,908
Cash and equivalents, end of period	2,098,089	1,918,989	2,098,089	1,918,989

Supplemental disclosure with respect to cash flows (Note 6)

The accompanying notes are an integral part of these consolidated financial statements.

Strathmore Minerals Corp.

Notes to the consolidated financial statements

June 30, 2008

(Unaudited - prepared by management)

1.

Nature and continuance of operations

Strathmore Minerals Corp. (the “Company”) is organized under the laws of the Province of British Columbia and is considered to be in the exploration stage.

The Company is in the process of exploring its mineral property interests and has not yet determined whether these properties contain ore reserves that are economically recoverable.  The recoverability of the amounts shown for mineral property interests, including related deferred exploration costs, is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete their development and upon future profitable production.

These consolidated financial statements have been prepared on a going concern basis, which contemplates that the company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.  The Company has no significant source of revenue, and has significant cash requirements to meet its administrative overhead and maintain it mineral property interests. The Company’s ability to continue as a going concern is dependent on its ability to raise equity financing and attain profitable operations.  These statements do not include any adjustments to assets and liabilities should the Company be unable to continue as a going concern.

2.

Basis of presentation

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles on a basis consistent with those disclosed in the most recent audited annual financial statements.  Certain of the comparative figures have been reclassified to conform to the presentation for the three and six months ended June 30, 2008.  The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements.  Certain information and footnote disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles has been condensed or omitted.  These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company’s latest annual filing.  In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

(a)

Change in accounting policy

Effective January 1, 2008, the Company adopted the following new standards issued by the Canadian Institute of Charted Accountants (“CICA”).  These accounting policies were adopted on a prospective basis without restatement of prior period financial statements.  The new standards and accounting policy changes are as follows:

(i)

CICA Section 1400, Assessing Going Concern

This Section was amended to include requirements for management to assess and disclose an entity’s ability to continue as a going concern.

Strathmore Minerals Corp.

Notes to the consolidated financial statements

June 30, 2008

(Unaudited - prepared by management)

2.

Basis of presentation (continued)

(a)

Change in accounting policy (continued)

(ii)

CICA Section 1535, Capital Disclosures

This Section establishes standards for disclosing information about an entity’s capital and how it is managed.  This standard requires the Company to disclose, based on the information provided internally to the entity’s key management personnel, (1) qualitative information regarding the Company’s objectives, policies and processes for managing capital; (2) quantitative data about what the Company manages as capital; (3) whether the Company has complied with any externally imposed capital requirements; and (4) if it has not complied, the consequences of such non-compliance (Note 10).

(iii)

CICA Section 3862, Financial Instruments – Disclosures and CICA Section 3863, Financial Instruments – Presentation

These sections replace CICA Handbook Section 3861, Financial Instruments – Disclosure and Presentation.  These new sections incorporate any of the disclosure requirements of Section 3861, but place increased emphasis on disclosure about the nature and extent of risks arising from financial instruments and how the Company manages those risks (Note 11).

(b)

Recent accounting pronouncement

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Strathmore Minerals Corp.

Notes to the consolidated financial statements

June 30, 2008

(Unaudited - prepared by management)

3.

Investments

Investments are recorded at fair value and are comprised of the following:

	June 30, 2008	December 31, 2007
	$	$

Yellowcake Mining Inc. (“Yellowcake”)	1,576,790	2,217,890
American Uranium Corporation (“American Uranium”)	2,992,240	3,829,880
	4,569,030	6,047,770

These available-for-sale-securities have not been registered with the United States Securities and Exchange Commission and may not be offered for sale as at June 30, 2008.  As at June 30, 2008, the Company has recorded an other than temporary impairment of $5,993,970 and $2,242,980 on its investments in Yellowcake and American Uranium (the “issuers”), respectively.  The Company has determined that an other than temporary impairment arose during the three month period ended June 30, 2008 due to: (a) the issuers being unable to timely file an effective registration statement to allow the Company to sell the securities without restrictions; (b) the issuers paying contractual penalties to the issuers’ shareholders for failing to register securities within the allotted time period of six months, and (c) the quoted market price of the issuers’ securities declining since receipt of the securities in 2007.

Strathmore Minerals Corp.

Notes to the consolidated financial statements

June 30, 2008

(Unaudited - prepared by management)

4.

Mineral property interests

June 30, 2008	Roca Honda Property	Nose Rock/ Crown Point Property	Dalton Pass Property	Marquez Property	Church Rock Property	Jeep Property	Juniper Ridge Property	Pine Tree/ Reno Creek Property	Sky/ Cedar Rim Property	Rock Hill /Red Horse Property	Other Properties	Total Property Costs
	$	$	$	$	$	$	$	$	$	$	$	$
Acquisition costs:
Balance, beginning of period	498,970	652,022	-	810,147	397,325	24,319	-	-	-	834,496	1,323,744	4,541,023
Additions	-	84	34	221,791	-	-	-	354	-	-	17,578	239,841
Cost Recoveries	-		-	-	-	-	-	(354)	-	-	-	(354)
Balance, end of period	498,970	652,106	34	1,031,938	397,325	24,319	-	-	-	834,496	1,341,322	4,780,510

Exploration costs:
Balance, beginning of period	5,876,874	149,347	-	20,238	2,226,021	134,919	-	-	1,014,908	64,994	1,788,581	11,275,882

Incurred during the period
Administration	70,973	1,020	138	-	635	150	378	10,000	1,426	-	2,745	87,465
Drilling	246,739	-	-	-	-	516	197	934	17,591	-	150,211	416,188
Equipment/Vehicles	1,662	-	-	-	-	-	-	-	-	-	-	1,662
Engineering	755,016	-	23	-	-	-	-	160,060	-	-	25,626	940,725
Environmental	120,789	-	-	-	-	-	46	-	46	-	76	120,967
Facilities/Construction	26,287	-	-	-	-	-	-	-	-	-	-	26,287
Geology and geophysics	32,681	2,395	-	661	-	28	289	134,080	-	15,673	15,611	201,418
Health and safety	14,214	-	-	-	-	-	15,213	-	38	-	11,462	40,927
Permitting/Regulatory	661,183	-	-	32	565	368	17,800	259,029	(1,049)	809	182,091	1,120,828
Personnel Time	80,270	7,508	4,588	1,913	1,913	-	-	1,507	-	-	3,015	100,714
Property	126	-	115	31,351	-	32	590	45,698	748	33	24,564	103,257
Quality assurance	1,629	-	-	-	-	-	-	-	-	-	-	-
Travel	23,197	132	-	-	(491)	-	5,573	12,178	791	-	7,308	48,688
	2,034,776	11,055	4,864	33,957	2,622	1,094	40,086	623,486	19,591	16,515	422,709	3,210,755

Cost recoveries	-	-	-	-	-	-	(40,086)	(623,486)	-	-	-	(663,572)
Prepaid exploration expenditures	-	-	-	-	-	-	-	-	-	-	1,106,235	1,106,235
Balance, end of period	7,911,650	160,402	4,864	54,195	2,228,643	136,013	-	-	1,034,499	81,509	3,317,525	14,929,300
Total costs	8,410,620	812,508	4,898	1,086,133	2,625,968	160,332	-	-	1,034,499	916,005	4,658,847	19,709,810

Strathmore Minerals Corp.

Notes to the consolidated financial statements

June 30, 2008

(Unaudited - prepared by management)

4.

Mineral property interests (continued)

December 31, 2007	Roca Honda Property	Nose Rock/ Crown Point Property	Dalton Pass Property	Marquez Property	Church Rock Property	Jeep Property	Juniper Ridge Property	Pine Tree/ Reno Creek Property	Sky/ Cedar Rim Property	Rock Hill /Red Horse Property	Canada/ Peru Properties	Other Properties	Total Property Costs

Acquisition costs:
Balance, beginning of year	498,970	908,991	20,927	-	289,155	-	488,158	937,835	99,279	-	3,154,921	1,304,210	7,702,446
Additions	-	3,931	1,044	810,147	108,170	24,319	92,267	8,653	10,889	834,496	425,000	19,534	2,338,450
Cost Recoveries	-	(260,900)	(21,971)	-	-	-	(580,425)	(946,488)	(110,168)	-	-	-	(1,919,952)
Transfer through plan of arrangement	-	-	-	-	-	-	-	-	-	-	(3,579,921)	-	(3,579,921)
Balance, end of year	498,970	652,022	-	810,147	397,325	24,319	-	-	-	834,496	-	1,323,744	4,541,023

Exploration costs:
Balance, beginning of year	320,175	60,788	-	-	1,767,050	52,017	52,858	167,014	173,972	-	8,941,150	410,990	11,946,014
Incurred during the year
Administration	63,682	6,671	6	45	8,121	15,570	10,489	346	23,159	233	143,914	15,045	287,281
Drilling	5,116,130	-	-	-	-	123,419	61,882	-	607,415	-	483,255	98,388	6,490,489
Equipment/Vehicles	-	-	-	-	-	1,839	806	-	-	-	519,706	54	522,405
Engineering	771,600	-	-	-	237,824	364	5,880	-	188,168	116	479	74,771	1,279,202
Environmental	115,718	-	-	-	-	23	35,290	-	31,131	-	-	26,322	208,484
Facilities/Construction	736	-	-	-	5,200	-	-	-	4,178	-	29,851	7,200	47,165
Geology and geophysics	100,280	986	47	3,187	2,186	4,619	39,515	8,510	26,369	33,103	2,686,412	30,383	2,935,597
Health and safety	6,738	-	-	-	578	-	8,326	53	12,332	-	-	10,660	38,687

Permitting/Regulatory	357,594	138	-	-	9,877	14,153	217,703	6,267	71,934	-	104,916	609,800	1,392,382
Personnel Time	49,228	11,995	7,187	12,846	166,194	35,707	96,214	8,039	205,550	220	915,152	74,084	1,582,416
Property	14,862	61,362	9,413	1,532	20,223	46,071	51,267	108,545	6,606	31,322	598,632	400,540	1,350,375
Travel	22,411	7,407	1,251	2,628	8,768	7,878	18,205	2,420	52,453	-	113,614	30,344	267,379
	6,618,979	88,559	17,904	20,238	458,971	249,643	545,577	134,180	1,229,295	64,994	5,595,931	1,377,591	16,401,862

Cost recoveries	(1,062,280)	-	(17,904)	-	-	(166,741)	(598,435)	(301,194)	(388,359)	-	-	-	(2,534,913)
Transfer through plan of arrangement	-	-	-	-	-	-	-	-	-	-	(14,537,081)	-	(14,537,081)
Prepaid exploration expenditures	-	-	-	-	-	-	-	-	-	-	-	1,106,235	1,106,235
Balance, end of year	5,876,874	149,347	-	20,238	2,226,021	134,919	-	-	1,014,908	64,994	-	2,894,816	12,382,117
Total costs	6,375,844	801,369	-	830,385	2,623,346	159,238	-	-	1,014,908	899,490	-	4,218,560	16,923,140

Strathmore Minerals Corp.

Notes to the consolidated financial statements

June 30, 2008

(Unaudited - prepared by management)

4.

Mineral property interests (continued)

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral property interests.  The Company has investigated title to all of its mineral property interests and, to the best of its knowledge, title to all of its properties are in good standing.

(a)

New Mexico properties, USA

(i)

Roca Honda Property

On July 26, 2007, the Company completed an agreement with Sumitomo Corp. (“Sumitomo”) of Japan to develop the Roca Honda uranium project located in New Mexico. The Company has transferred its entire interest in the Roca Honda Property to Roca Honda Resources, LLC, a subsidiary in which the Company owns 60% and Sumitomo owns 40%.  The Company and Sumitomo are committed to fund a US$27,215,000 feasibility study, in proportion to their respective ownership interests by the end of fiscal 2011.  Following completion of the feasibility study, should a positive decision be made to proceed, Sumitomo will contribute a pre-determined cash contribution for development of the Roca Honda mine.  During fiscal 2007, the Company received US$1,000,000 from Sumitomo towards completing the agreement.

The Company had acquired its original 100% interest in the Roca Honda claims during prior years by paying $227,970 and issuing 200,000 common shares of the Company valued at $271,000.

The Company has consolidated Roca Honda Resources, LLC into its operations and recorded a non-controlling interest of $3,696,240 to reflect Sumitomo’s 40% interest.

(ii)

Nose Rock/Crown Point Property

The Company acquired a 100% interest in Nose Rock/Crown Point claims located in New Mexico, USA by paying $206,991 and issuing 300,000 common shares valued at $702,000.

On September 14, 2007 the Company granted Uranium International Corp. (formerly Nu-Mex Uranium Resources Inc.) (“UIC”) an option to acquire up to a 65% interest in the Company’s Nose Rock property by paying the Company US$250,000 and issuing 5,000,000 common shares.  A nominal value has been attributed to these shares.  To earn its 65% interest, UIC is required to incur a total of US$44,500,000 in exploration expenditures in stages over seven years.  The Company retains the right to earn back a 16% interest in the project in consideration for US$25,000,000.

Strathmore Minerals Corp.

Notes to the consolidated financial statements

June 30, 2008

(Unaudited - prepared by management)

4.

Mineral property interests (continued)

(a)

New Mexico properties, USA (continued)

(iii)

Dalton Pass Property

On October 5, 2007, the Company granted UIC an option to acquire up to a 65% interest in the Dalton Pass property.  To earn its 65% interest, UIC has paid US$250,000 and is required to incur a total of US$16,750,000 in exploration expenditures in stages over six years and pay the Company an additional US$1,000,000 in cash or, at the option of UIC, common shares of UIC, in stages over four years.  The Company retains the right to earn back a 16% interest in the project in consideration for US$8,000,000.

(iv)

Marquez Property

On September 5, 2007, the Company entered into a mineral lease agreement on the Marquez property located in New Mexico, for a period of ten years, with the option to extend the lease for an additional five years.  The Company has paid US$750,000 ($805,700) and is required to make annual payments of US$250,000 during the initial ten year term.  To extend the lease for an additional five years, the Company is required to pay US$750,000 and make annual payments of US$300,000 thereafter.  To extend the lease beyond fifteen years, the Company is required to pay an additional US$750,000.

The property is subject to an 8% net proceeds production royalty. Should commercial production not commence by September, 2015, the Company will be required to pay additional annual minimum advance royalty payments of US$250,000 which may be recovered from future production royalties.

(v)

Church Rock Property

The Company had acquired its original 100% interest in the Church Rock property during prior years by paying $153,655 and issuing 100,000 common shares valued at $135,500.

On May 31, 2007, the Company entered into an option agreement to acquire certain water rights in the McKinley county area of New Mexico.  The purchase price was US$4,000 per acre-foot per year of consumptive use and is payable as follows: an initial US$100,000 deposit and 50% of US$4,000 multiplied by the amount of water right authorized by the State Engineer.  The remainder is to be paid at closing.  The final amount to be paid will be determined in accordance with the agreement which includes a 5% escalator fee per year after the second year in which the petition to the State Engineer is being reviewed.

Strathmore Minerals Corp.

Notes to the consolidated financial statements

June 30, 2008

(Unaudited - prepared by management)

4.

Mineral property interests (continued)

(b)

Wyoming properties, USA

(i)

Jeep Property

The Company acquired, by staking, a 100% interest in the Jeep property.

On July 31, 2007, the Company granted Yellowcake an option to acquire a 60% interest in the Company’s Jeep property.  To earn its 60% interest, Yellowcake was required to incur a total of US$10,000,000 in exploration expenditures in stages to September 2013.  On April 21, 2008 the Company terminated its agreement with Yellowcake.

(ii)

Juniper Ridge Property

The Company acquired a 100% interest in the Juniper Ridge property by issuing 100,000 common shares valued at $147,000.

On March 14, 2007 the Company granted Yellowcake an option to acquire up to an 80% interest in its Juniper Ridge property. Effective December 31, 2007, the Company transferred its entire interest in the Juniper Ridge property, including the option granted to Yellowcake, to Juniper Ridge, LLC (Note 3).  In return for the option, Yellowcake paid the Company US$100,000 and issued 9,000,000 shares valued at $9,779,900 to Juniper Ridge, LLC. To earn its interest, Yellowcake is committed to additional payments of US$400,000 over four years and will fund US$8,000,000 over five years toward the property’s exploration. Yellowcake will earn a 40% interest upon incurring US$4,000,000  in expenditures and will be required to pay a royalty payment to the Company of 3% of the optioned portion of all future production. Pursuant to the agreement, Yellowcake had the option to enter into an equal partnership with the Company over any mining leases acquired from certain databases.

On April 21, 2008 the Company terminated its database project agreement with Yellowcake. In addition, the Company and Yellowcake have agreed to amend certain terms regarding Yellowcake’s commitment to fund US$8,000,000 of exploration on the Juniper Ridge property as follows:

(1)

contribute at least US$764,518 not later than May 1, 2008, which has been completed;

(2)

a minimum of US$300,000 not later than September 1, 2008;

(3)

a minimum of US$500,000 not later than December 31, 2009; and

(4)

balance of US$8,000,000 as agreed by both parties based on the availability of financing, but in any case not later than December 31, 2012.

(iii)

Pine Tree/Reno Creek Property

The Company acquired a 100% interest in the Pine Tree/Reno Creek claims located in Wyoming, USA by issuing 300,000 common shares valued at $610,000.

Strathmore Minerals Corp.

Notes to the consolidated financial statements

June 30, 2008

(Unaudited - prepared by management)

4.

Mineral property interests (continued)

(b)

Wyoming properties, USA (continued)

(iii)

Pine Tree/Reno Creek Property (continued)

On August 20, 2007 the Company granted American Uranium Corporation an option to acquire a 60% interest in the Pine Tree/Reno Creek property.  Effective January 3, 2008, the Company has transferred its entire interest in Pine Tree/Reno Creek, including the option granted to American Uranium, to AUC, LLC (Note 3). American Uranium has contributed 5,000,000 common shares of American uranium valued at $5,828,600 to AUC, LLC.  To earn its 60% interest, American Uranium will contribute US$33,000,000 for exploration by spending US$1,500,000 in both the first year and second year, US$2,000,000 in the third year, and US$28,000,000 in the fourth year.  American Uranium will have earned a 22.5% interest upon incurring US$12,375,000 in expenditures and a 37.5% interest upon incurring the remaining US$20,625,000.  The US$28,000,000 will be reduced proportionately depending on the results of a property evaluation.

(iv)

Sky/Cedar Rim Property

The Company acquired a 100% interest in the Sky/Cedar Rim claims located in Wyoming, USA by issuing 50,000 common shares valued at $86,250.

On July 31, 2007, the Company granted Yellowcake an option to acquire a 60% interest in the Company’s Sky/Cedar Rim property.  To earn its 60% interest, Yellowcake was required to incur a total of US$7,500,000 in exploration expenditures in stages to September 2011.  On April 21, 2008 the Company and Yellowcake mutually agreed to terminate the agreement.

(v)

Rock Hill/Red Horse Property

On October 31, 2007 the Company acquired 100% of Rock Hill mineral claims by paying US$770,960 and reimbursing the vendor for staking fees of $46,500.  The Company also acquired data related to this property by issuing 25,000 common shares valued at $62,500. The property is subject to a 5% net proceeds royalty.

(vi)

Gas Hills Mill Site Property

On December 10, 2007 the Company entered into an option agreement to acquire the Gas Hills Mill Site property located in Wyoming and the related Nuclear Regulatory Commission (“NRC”) license.  The Company paid US$10,000 for a one year option to acquire the property.  The Company is required to pay an additional amount to complete the acquisition.

Strathmore Minerals Corp.

Notes to the consolidated financial statements

June 30, 2008

(Unaudited - prepared by management)

4.

Mineral property interests (continued)

(c)

Other properties

(i)

Other New Mexico properties

The Company acquired a 100% interest in certain claims located in New Mexico, USA, by paying $91,651. Certain claims are subject to a 1% royalty.

(ii)

Other Wyoming properties

The Company acquired a 100% interest in a certain claims located in Wyoming, USA by paying $87,560, incurring additional costs of $261,887 and issuing 550,000 common shares valued at $986,250.

(iii)

Chord Property, South Dakota

The Company acquired a 100% interest in a uranium property located in South Dakota, USA, by paying $59,640.  During fiscal 2003, the Company amended the terms of the lease agreement for consideration of 100,000 shares of the Company valued at $56,000 and incurred additional fees of $6,468.  To earn its interest, the Company is required to make annual payments of either 50,000 common shares or US$10,000 per year to July 1, 2008.  The property is subject to a 2% gross royalty.

5.

Capital stock and contributed surplus

Authorized

Unlimited number of common shares, without par value

Issued

	Number of Shares	Capital Stock	Contributed Surplus
		$	$

As at December 31, 2006	70,631,548	69,061,053	1,591,993
Exercise of options	597,000	1,428,353	(417,553)
Exercise of warrants	1,179,363	3,224,985	(454,732)
Acquisition of mineral property interests	125,000	490,500	-
Tax benefits renounced to flow through share subscribers	-	(1,737,356)	-
Plan of arrangement	-	(18,995,916)	-
Cancellation of escrowed shares	(75,000)	-	-
Stock-based compensation	-	-	3,681,128
As at December 31, 2007	72,457,911	53,471,619	4,400,836
Exercise of options	1,000	1,974	(574)
Stock-based compensation	-	-	855,020
As at June 30, 2008	72,458,911	53,473,593	5,255,282

Strathmore Minerals Corp.

Notes to the consolidated financial statements

June 30, 2008

(Unaudited - prepared by management)

5.

Capital stock and contributed surplus (continued)

(a)

Stock options and warrants

The Company has a stock option plan whereby, from time to time, at the discretion of the Board of Directors, stock options are granted to directors, officers, employees and certain consultants.  The exercise price of each option is based on the market price of the Company’s common stock at the date of grant less an applicable discount.  The options can be granted for a maximum term of five years with vesting provisions determined by the Board of Directors.

Stock option and share purchase warrant transactions are summarized as follows:

	Warrants		Stock Options
	Number	Weighted average exercise price	Number	Weighted average exercise price
		$		$

Outstanding, December 31, 2007	541,325	2.39	6,248,000	2.15
Granted	-	-	400,000	2.25
Exercised	-	-	(1,000)	1.40
Expired	(541,325)	2.39	(300,000)	2.05
Outstanding, June 30, 2008	-	-	6,347,000	2.16
Number currently exercisable	-	-	3,827,000	1.83

The following table summarizes information about outstanding stock options at June 30, 2008:

Number of shares	Expiry date	Exercise price
		$

125,000	April 13, 2009	2.34
723,000	October 6, 2010	1.40
100,000	December 15, 2010	2.80
1,692,000	August 31, 2011	1.59
657,000	October 27, 2011	1.96
2,500,000	August 31, 2012	2.75
150,000	November 21, 2012	2.50
400,000	January 2, 2013	2.25
6,347,000

Strathmore Minerals Corp.

Notes to the consolidated financial statements

June 30, 2008

(Unaudited - prepared by management)

5.

Capital stock and contributed surplus (continued)

(b)

Stock-based compensation

During the three and six months ended June 30, 2008, the Company granted 400,000 (2007 -Nil) options to employees, consultants and directors.  The stock options are recorded at fair value in the statement of operations using the Black-Scholes option pricing model.  Total stock-based compensation recognized in the statement of operations during the three and six months ended June 30, 2008 was $453,948 (2007 - $247,021) and $855,020 (2007 - $494,042), respectively, as a result of options granted and vested. This amount was also recorded as contributed surplus on the balance sheet.  The weighted average fair value of options granted was $2.25 (2007 - $Nil) per option.

During the six months ended June 30, 2008, the following assumptions were used for the valuation of stock options:

2008

Risk free interest rate	3.74%
Expected life	5 years
Annualized volatility	82.67%
Dividend rate	0.00%

6.

Supplemental disclosure with respect to cash flows

	June 30, 2008	December 31, 2007
	$	$

Cash and cash equivalents
Cash	1,755,226	2,812,096
Term deposits	342,863	88,000
	2,098,089	2,900,096

There were $Nil cash payments for interest and income taxes during the three and six month periods ending June 30, 2008 and 2007.

Significant non-cash transactions during the three and six months ended June 30, 2008 include:

(a)

incurring mineral property expenditures of $739,413 through accounts payable and accrued liabilities;

(b)

recording advances of $547,041 on mineral property exploration from exploration joint venture partners through accounts payable and accrued liabilities;

(c)

recognizing mineral property recoveries of $663,840 through amounts receivable; and

(d)

recognizing $574 of contributed surplus on exercised options into common shares.

Strathmore Minerals Corp.

Notes to the consolidated financial statements

June 30, 2008

(Unaudited - prepared by management)

6.

Supplemental disclosure with respect to cash flows (continued)

Significant non-cash transactions during the three and six months ended June 30, 2007 included:

(a)

issuing 100,000 common shares valued at $425,000 pursuant to the acquisition of minerals property interests.

7.

Related party transactions

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
	$	$	$	$
Consulting fees to directors
and companies controlled
by directors	107,778	196,366	204,569	196,366
Consulting fees to officers
of the Company	88,696	162,127	181,784	162,127
Directors fees to directors
and companies controlled
by directors	37,000	78,000	72,500	78,000
	233,474	436,493	458,853	436,493

Included in accounts payable at June 30, 2008 is $57,441 (December 31, 2007 - $68,539) for consulting and directors fees to directors, and companies controlled by directors.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8.

Segmented information

The Company primarily operates in one reportable operating segment, being the exploration of mineral property interests and considers its loss from operations for the three and six months ended June 30, 2008 and 2007 to relate to this segment.

Assets by geographic area are as follows:

	June 30, 2008		December 31, 2007
	Canada	United States	Canada	United States
	$	$	$	$

Property and equipment	1,058,593	1,077,138	1,071,983	961,192
Mineral property interests	-	18,569,736	-	16,923,140
	1,058,593	19,646,874	1,071,983	17,884,332

Strathmore Minerals Corp.

Notes to the consolidated financial statements

June 30, 2008

(Unaudited - prepared by management)

9.

Contingencies

In January 2008 the Company received an invoice in the amount of $182,616 from a Canadian drilling company.  The invoice represents amounts for services allegedly performed during 2007.  The Company unequivocally rejects this claim.  The party has commenced legal proceedings and the Company will rigorously defend itself and will seek reimbursement for all costs associated with the defense from the claim or litigation.  No amount has been accrued in these financial statements in respect of the claim as the outcome is not determinable.

In June 2008, the Company received a statement of claim from the Government of Saskatchewan. The basis of the claim relates to one of Strathmore’s contractors doing certain surface exploration work that apparently resulted in a forest fire. The amount claimed is approximately $108,000 plus costs. The Company rejects the claim. No amount has been accrued in these financial statements in respect of the claim as the outcome is not determinable. Any costs ultimately assessed against the Company in respect of this claim will be recorded in the period in which the actual determination of the liability, if any, is made.

10.

Capital management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development and exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company depends on external financing to funds its activities.  The capital structure of the Company currently consists of common shares, stock options and share purchase warrants.  Changes in the equity accounts of the Company are disclosed in Note 5.  The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or adjust the amount of cash, cash equivalents, and short-term investments.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets, which are approved by the Board of Directors and updated as necessary depending on various factors, including capital deployment and general industry conditions.

The Company anticipates continuing to access equity markets to fund continued exploration of its mineral properties and the future growth of the business.

11.

Financial instruments and risk management

The Company’s financial instruments consist of cash and equivalents, short-term investments, receivables, investments, accounts payable and accrued liabilities.  For cash and current receivables and accounts payable and accrued liabilities, carrying value is considered to be a reasonable approximation of fair value due to the short-term nature of these instruments.  The fair value of other financial assets represents the market value of quoted investments.

Cash and short-term investments are designated as held for trading and therefore carried at fair value, with the unrealized gain or loss recorded on the statement of operations. Investments are designated as available-for-sale and carried at fair value, with the unrealized gain or loss recorded in shareholders’ equity as a component of other comprehensive income.  These amounts will be reclassified from shareholders’ equity to net loss when they are sold or when an other than temporary impairment is recognized.

Strathmore Minerals Corp.

Notes to the consolidated financial statements

June 30, 2008

(Unaudited - prepared by management)

11.

Financial instruments and risk management (continued)

The Company’s financial instruments are exposed to a number of financial and market risks, including credit, liquidity, foreign exchange, interest rate and price risks.  The Company may, or may not, establish from time to time active policies to manage these risks.  The Company does not currently have in place any active hedging or derivative trading policies to manage these risks since the Company’s management does not believe that the current size, scale and pattern of its operations would warrant such hedging activities.

(a)

Credit risk

Credit risk is the risk that a counterparty to a financial instrument will not discharge its obligations, resulting in a financial loss to the Company.  The Company has procedures in place to minimize its exposure to credit risk.  Company management evaluate credit risk on an ongoing basis, including evaluation of counterparty credit rating, monitoring activities related to trade and other receivables and counterparty concentrations measured by amount and percentage.

The primary sources of credit risk for the Company arise from the following financial assets: (1) cash and cash equivalents; (2) short-term investments; and (3) amounts receivable.  The Company has not had any credit losses in the past, nor does it expect to have any credit losses in the future.  At June 30, 2008, the Company has no financial assets that are past due or impaired due to credit risk defaults.

The Company’s maximum exposure to credit risk at the reporting date is as follows:

	2008	2007
	$	$

Cash and cash equivalents	2,098,089	2,900,096
Short-term investments	10,982,420	12,788,046
Amounts receivable	250,183	1,468,621
	13,330,692	17,156,763

(b)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations with respect to financial liabilities as they fall due.  The Company’s financial liabilities are comprised of accounts payable and accrued liabilities.  The Company frequently assesses its liquidity position by reviewing the timing of amounts due and the Company’s current cash flow position to meet its obligations.  The Company manages its liquidity risk by maintaining sufficient cash and cash equivalents and short-term investment balances to meet its anticipated operational needs.

Strathmore Minerals Corp.

Notes to the consolidated financial statements

June 30, 2008

(Unaudited - prepared by management)

11.

Financial instruments and risk management (continued)

(b)

Liquidity risk (continued)

The Company’s financial liabilities, consisting of accounts payable and accrued liabilities, arose as a result of exploration of its mineral property interests and other corporate expenses.  Payment terms on these liabilities are typically 30 to 60 days from receipt of invoice and do not generally bear interest.  The following table summarizes the remaining contractual maturities of the Company’s financial liabilities:

	June 30, 2008		December 31,
Remainder of 2008		Total	2007
	$	$	$

Accounts payable and accrued liabilities	1,618,424	1,618,424	1,973,456
	1,618,424	1,618,424	1,973,456

(c)

Market risk

Market risk is the risk that the fair value for assets classified as held-for-trading and available-for-sale or future cash flows for assets or liabilities considered to be held-to maturity, other financial liabilities, and loans or receivables of a financial instrument will fluctuate because of changes in market conditions.  The Company evaluates market risk on an ongoing basis and has established policies and procedures for mitigating its exposure to foreign exchange fluctuations.  The Company is not exposed to interest rate risk, as it does not hold debt balances and is not charged interest on its accounts payable balances.

(d)

Foreign exchange risk

The Company operates on an international basis and therefore, foreign exchange risk exposures arise from transactions denominated in foreign currencies.  Although the functional currency of the Company is Canadian dollars, the Company also conducts business in United States dollars.  The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

Exchange rate fluctuations may affect the costs that the Company incurs in its operations, as the Company’s costs are incurred primarily in US dollars.  The depreciation of the US dollar against the Canadian dollar can increase the costs of operations and capital expenditures in US dollar terms.  The Company maintains its cash balances primarily in Canadian dollars and exchanges currency to meet its obligations on an as needed basis, thereby reducing the exchange risk on cash balances.

Strathmore Minerals Corp.

Notes to the consolidated financial statements

June 30, 2008

(Unaudited - prepared by management)

11.

Financial instruments and risk management (continued)

(d)

Foreign exchange risk (continued)

The Company is exposed to currency risk through the following financial assets and liabilities denominated in currencies other than Canadian dollars:

	June 30, 2008 USD	December 31, 2007 USD
	$	$

Cash and cash equivalents	1,167,540	181,315
Short-term investments	187,700	186,077
Investments	4,485,600	6,120,600
Amounts receivable	86,714	463,826
Accounts payable and accrued liabilities	(1,320,042)	(1,612,964)
	4,607,512	5,338,854

Based on the above net exposures at June 30, 2008, a 10% depreciation or appreciation in the US dollar against the Canadian dollar would result in a $463,293 increase or decrease in the Company’s net loss.

12.

Subsequent events

Subsequent to June 30, 2008, the Company:

(a)

Completed the acquisition of certain mining claims, known as the Chord Project, located in South Dakota for cash consideration of US$998,000.

(b)

Entered into a Letter of Intent with Great Bear Uranium Corp. (“Great Bear”).  This enables Great Bear the option to acquire a 100% interest in the Chord Uranium Property located in South Dakota, USA.  In order to earn a 100% interest, Great Bear will be required to make total cash payments of $4,100,000 to the Company in accordance with the following schedule:

(i)

$100,000 within three days following the date (“Effective Date”) of execution and delivery of a formal agreement;

(ii)

$300,000 not more than 90 days after the Effective Date;

(iii)

$400,000 before the first anniversary of the Effective Date;

(iv)

$600,000 before each of the second and third anniversaries of the Effective Date;

(v)

$900,000 before the fourth anniversary of the Effective Date; and

(vi)

$1,000,000 before the fifth anniversary of the Effective Date.

The transaction is subject to the execution of a definitive agreement, technical and legal due diligence by Great Bear, and final acceptance by the TSX-Venture Exchange.